FOR IMMEDIATE RELEASE


For: Westcott Communications, Inc.      Contact: Scott Brooks,Director
     1303 Marsh Lane                             Investor Relations
     Carrollton, TX  75006                       (214) 417-4158


                  WESTCOTT COMMUNICATIONS, INC.
                  ADOPTS SHAREHOLDER RIGHTS PLAN
                    _________________________


Carrollton, Texas, - Westcott Communications, Inc. (NASDAQ: WCTV) (the "Company") announced today that on January 9, 1996, its Board of Directors adopted a Shareholder Rights Plan in which rights will be distributed as a dividend at the rate of one Right for each share of common stock, par value $0.01 per share, of the Company held by shareholders of record as of the close of business on January 22, 1996. The Rights Plan is designed to deter certain types of unfair takeover tactics and to prevent an acquiror from gaining control of the Company without offering a fair price to all of the Company's shareholders. The Rights will expire on January 9, 2006.

Each Right initially will entitle shareholders to buy one unit of a share of preferred stock for $80.00. The Rights will be exercisable only if a person or group acquires beneficial ownership of 20% or more of the Company's common stock or commences a tender or exchange offer upon consummation of which such person or group would beneficially own 20% or more of the Company's common stock.

If any person becomes the beneficial owner of 20% or more of the Company's common stock, then each Right not owned by the 20%-or-more shareholder or related parties will entitle its holder to purchase, at the Right's then current exercise price, shares of the Company's common stock (or in certain circumstances cash, property, or other securities) having a value of twice the Right's then current exercise price. In addition, if after any person has become a 20%-or-more shareholder, Westcott Communications, Inc. is involved in a merger or other business combination transaction with another person in which the Company does not survive or in which its common stock is changed or exchanged, or sells 50% or more of its assets or earning power to another person, each Right not owned by the 20%-or-more shareholder or related parties will entitle its holder to purchase, at the Right's then current exercise price, shares of common stock of such other person having a value of twice the Right's then current exercise price.

At any time after a person acquires 20% or more of the Company's common stock and prior to the earlier of the time (i) the Company is involved in a merger or other business combination transaction with another person in which the Company does not survive or in which its common stock is changed or exchanged, (ii) the Company sells 50% or more of its assets or earning power to another person, or (iii) any person becomes the owner of 50% or more of the Company's common stock, the Company may exchange each Right (other than Rights owned by the 20%-or-more shareholder which shall have become void) for a number of shares of common stock of the Company (or in certain circumstances preferred stock of the Company) having a value equal to the difference between the market value of the shares of common stock receivable upon exercise of the Rights and the exercise price of the Right.

The Company will generally be entitled to redeem the Rights at $0.01 per Right at any time until at 20% position has been acquired.

Details of the Shareholder Rights Plan are outlined in a letter which will be mailed to all shareholders.

Westcott Communications, Inc. has pioneered the delivery of workplace training and education utilizing various multimedia technologies. The Company provides training, news and information to more than 20,000 subscribers with an estimated population of 3 million professionals and students in the corporate and professional, automotive, banking, government and public service, education, healthcare and interactive distance training markets.

                              # # #